

August 16, 2024

David Bell
General Counsel
Grifols S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain

      Re: Grifols S.A.
          Form 20-F for the fiscal year ended December 31, 2023
          Filed April 19, 2024
          Form 6-K filed July 30, 2024
          File No. 001-35193

Dear David Bell:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 6-K filed July 30, 2024
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024
(2) Basis of Presentation and Accounting Principles Applied
(d) Changes in accounting criteria and correction of errors
Shanghai RAAS, page 4

1.   Please provide an accounting analysis supporting your correction of prior financial reporting for the SRAAS investment and GDS non-controlling interest. Refer us to the technical guidance upon which your relied. In addition, provide the following information.
- Describe and quantify the methods and key assumptions used to calculate the restatement adjustment of €457.2 million and explain the relationship between

        this amount and the SRAAS investment and GDS non-controlling interest as of March 30, 2020 and January 1, 2023.

- Explain why this restatement had no effect on operating results reported for the SRAAS investment and GDS non-controlling interest from 2020 through 2023.
- Clarify whether this accounting error was identified by management or Deloitte in connection with its review of your interim financial statements for the six months ended June 30, 2024.
- Describe your "accounting policy adopted in March 2020 " that governed reciprocal interests held by GDS and SRAAS, explain its deficiencies and describe how they were corrected in this restatement.
- Describe your current accounting policy for a "non-controlling interest when an investment in an associate has a stake in a Group company."

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences